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Exhibit 99.36

News Release
November 23, 2000

Trading Symbols:
TRBD (EASDAQ)

TURBODYNE ANNOUNCES THE ELECTION OF
FRIEDRICH GOES AS CHAIRMAN OF THE BOARD

    Carpinteria, California—November 23, 2000—Turbodyne Technologies, Inc., (EASDAQ: TRBD) reports that Dr.-Ing. Friedrich Goes has been elected to the position of Chairman of Board of Turbodyne Technologies, Inc.

    On November 17, 2000 at a meeting of the Board of Directors of Turbodyne Technologies, Inc., Dr.-Ing. Friedrich Goes was elected to the position of Chairman of the Board. At the same meeting, the Board of Directors voted to relieve Professor Dr.-Ing. Peter Hofbauer of his duties as Chairman of the Board due to his heavy schedule and responsibilities at FEV Engine Technology, Inc. in Auburn Hills, MI, where he holds the position of Executive Vice President. Dr. Hofbauer will continue to serve as a member of the Board and to contribute his valuable experience to the Company.

    Dr.-Ing. Friedrich Goes has had a distinguished career in the automotive industry and brings substantial experience to the position. He was employed by Volkswagen AG for 32 years. He worked in the Research and Development Divisions in Germany, the United States and Spain, and from 1969 to 1994 he served as General Manager for Passenger Car Test & Development and Corporate Engineering Planning. For eight years he was a member of the Board of Directors and Executive Vice-President for Product Engineering and Volkswagen/SEAT in Spain and Volkswagen of America. Dr. Goes holds a Doctorate in Mechanical Engineering from the Technical University of Braunschweig, Germany.

    Turbodyne Technologies, Inc., a California based high technology company, specializes in the development of charging technology for internal combustion engines and the development and manufacturing of high-tech assemblies for electrically assisted turbochargers and superchargers. Turbodyne Technologies' headquarters is located in Carpinteria, California, and its European office is located in Frankfurt, Germany.

Contacts:

Kenneth Fitzpatrick—Investor Relations at California Headquarters: (800) 566-1130
Markus Kumbrink—Investor Relations at Frankfurt: +49-69-69-76-73-13

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TURBODYNE ANNOUNCES THE ELECTION OF FRIEDRICH GOES AS CHAIRMAN OF THE BOARD